BANCO DE GALICIA Y BUENOS AIRES S.A.

Autonomous City of Buenos Aires, September 2, 2010

To the
Comisión Nacional de Valores (National Securities Commission)

Dear Sirs,

We are writing to you in relation to the acquisition by Banco de Galicia y Buenos Aires S.A. of a 95% equity stake in the following companies: (i) Compañía Financiera Argentina S.A., (ii) Cobranzas & Servicios S.A. and (iii) AIG Universal Processing Center S.A.
We hereby inform you that on August 31, 2010, through its resolution No. 299, the Comisión Nacional de Defensa de la Competencia (the National Commission for the Protection of Competition) authorized the aforementioned acquisition and notified Banco de Galicia y Buenos Aires S.A. of said authorization on September 1, 2010.
Therefore, with this authorization, the administrative process for the acquisition of the equity stake in the above-listed companies has been concluded.

Yours sincerely,

Patricia M. Lastiry (in charge of Market Relations)